EXHIBIT 99.1

Acergy S.A. awarded contract in the North Sea

London, England – November 4, 2010 – Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY) announced today the award of a contract valued at approximately $50 million from Dana Petroleum PLC on the Medway Development Project in the Dutch sector of the North Sea.

This contract is for the tieback of two subsea wells and the associated dedicated flowlines and umbilicals from the Van Nes and Van Ghent fields to the De Ruyter platform. Engineering will commence immediately, with offshore installation due to commence and complete in 2011.

Bruno Chabas, Acergy Chief Operating Officer, said: “We are pleased to have been awarded this contract, which demonstrates the continuing momentum we are seeing in the North Sea. Acergy has a strong track record of tying back new developments to existing infrastructure in a safe and timely manner. This award reflects Acergy's excellent safety record, stringent procedures and practices and our continued commitment to the North Sea.”

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide.   We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

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Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the value of the awarded contracts, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.